# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sage Therapeutics, Inc., CIK 0001597553
CUSIP: 78667J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 07/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-25-004311
Filed by CIK 0000875045
Persons authorized to receive notices and communications: Wendell Taylor, Secretary, Biogen Inc., 225 Binney Street, Cambridge, Massachusetts (MA), 02142, (617) 679-2000

## Reporting persons
- Biogen Inc. (CIK 0000875045): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,241,473; sole dispositive power 0; shared dispositive power 6,241,473; aggregate amount beneficially owned 6,241,473 (10% of the class)
  Comment: With respect to Row 13 above, the calculation is based on the number of shares of Common Stock of the Issuer outstanding as of April 22, 2025, as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on April 29, 2025.
- Biogen MA Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 0; shared voting power 6,241,473; sole dispositive power 0; shared dispositive power 6,241,473; aggregate amount beneficially owned 6,241,473 (10% of the class)
  Comment: With respect to Row 13 above, the calculation is based on the number of shares of Common Stock of the Issuer outstanding as of April 22, 2025, as disclosed in the Issuer's most recent quarterly report on Form 10-Q filed on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sage Therapeutics, Inc.
Address of issuer's principal executive offices: 55 Cambridge Parkway, Cambridge, Massachusetts (MA), 02142
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the previously filed statement on Schedule 13D filed on January 10, 2025 (as amended and supplemented from time to time, the "Schedule 13D").

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

From March 2025 through May 2025, the Reporting Persons engaged in discussions and diligence with the Issuer with respect to a potential sale of the Issuer to the Reporting Persons. On May 5, 2025, the Reporting Persons submitted to representatives of the Issuer a non-binding proposal to acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons or their subsidiaries for an upfront payment of $9.00 per share in cash and one contingent value right per share representing the right to receive $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $450 million and $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $700 million (the "May 5 Proposal"). The May 5 Proposal was submitted subject to resolution of specific diligence matters. After the May 5 Proposal, representatives of the Reporting Persons and representatives of the Issuer continued to engage in discussions and diligence with respect to a potential transaction (including with respect to such specific diligence matters). On May 15, 2025, the Issuer terminated all discussions and diligence with respect to a potential transaction with the Reporting Persons.

On June 16, 2025, the Issuer announced that it entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated June 13, 2025, with Supernus Pharmaceuticals, Inc., a Delaware corporation ("Parent"), and Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which, upon the terms and subject to the conditions therein, Purchaser will commence a tender offer (the "Offer") to acquire all of the Issuer's issued and outstanding Common Stock in exchange for $8.50 per share in cash plus one contingent value right per share representing the right to receive up to $3.50 per share upon the satisfaction of certain milestones. On July 2, 2025, Purchaser commenced the Offer, which Offer is currently scheduled to expire at one minute following 11:59 P.M., Eastern Time, on July 30, 2025, unless extended or earlier terminated (the "Offer Expiration Time").

At or before the Offer Expiration Time, the Reporting Persons intend to tender all or a portion of the Common Stock held by the Reporting Persons to Purchaser in the Offer or to dispose of all or a portion of the Common Stock held by the Reporting Persons.

The Reporting Persons do not intend to disclose developments with respect to the foregoing, except as required by applicable law.

## Signatures
- Biogen Inc.: /s/ Michael Dambach, Michael Dambach / Treasurer (07/21/2025)
- Biogen MA Inc.: /s/ Michael Dambach, Michael Dambach / Treasurer (07/21/2025)